SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED) – JULY 21, 2004

ALLETE, Inc.

A Minnesota Corporation
Commission File No. 1-3548
IRS Employer Identification No. 41-0418150
30 West Superior Street
Duluth, Minnesota 55802-2093
Telephone - (218) 279-5000

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On July 21, 2004 ALLETE, Inc. issued a press release announcing 2004 second quarter earnings which is attached to this Current Report on Form 8-K as Exhibit 99 and incorporated herein by reference in its entirety. The information is being furnished pursuant to Item 12. Results of Operations and Financial Condition. This information, including Exhibit 99 attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Readers are cautioned that forward-looking statements should be read in conjunction with ALLETE's disclosures under the heading: "SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" located on page 2 of this Form 8-K.

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this Current Report on Form 8-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, which are difficult to predict, contain uncertainties, are beyond our control and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

- ALLETE's ability to successfully implement our strategic objectives, including the completion and impact of the proposed spin-off of our Automotive Services business;
- war and acts of terrorism;
- prevailing governmental policies and regulatory actions, including those of the United States Congress, Canadian federal government, state and provincial legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the Public Service Commission of Wisconsin, and various county regulators and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and capital investments, and present or prospective wholesale and retail competition (including but not limited to transmission costs) as well as vehicle-related laws, including vehicle brokerage and auction laws;
- unanticipated effects of restructuring initiatives in the electric and automotive industries;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with environmental and safety laws and policies;
- weather conditions;
- natural disasters;
- market factors affecting supply and demand for used vehicles;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- the effects of competition, including competition for retail and wholesale customers, as well as sellers and buyers of vehicles;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- unanticipated changes in operating expenses and capital expenditures;
- capital market conditions;
- competition for economic expansion or development opportunities;
- ALLETE's ability to manage expansion and integrate acquisitions; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Additional disclosures regarding factors that could cause ALLETE's results and performance to differ from results or performance anticipated by this report are discussed in Item 7. under the heading "Factors that May Affect Future Results" beginning on page 46 of ALLETE's 2003 Form 10-K. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by ALLETE in its 2003 Form 10-K and in ALLETE's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the factors that may affect ALLETE's business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

July 21, 2004

/s/ James K. Vizanko
James K. Vizanko
Senior Vice President, Chief Financial Officer
and Treasurer

EXHIBIT INDEX

**Exhibit
Number**

99 - ALLETE News Release dated July 21, 2004 announcing 2004 second quarter earnings.





Exhibit 99

For Release: July 21, 2004
Contact: Eric Olson
218-723-3947
eolson@allete.com

Investor Contact: Tim Thorp
218-723-3953
tthorp@allete.com

ALLETE

NEWS

ALLETE REPORTS SECOND QUARTER EARNINGS

DULUTH, Minn.—ALLETE, Inc. (NYSE: ALE) today reported second quarter 2004 earnings of 40 cents per share, compared with 53 cents per share in the second quarter of 2003. Earnings from continuing operations were 38 cents per share for the quarter, compared with 45 cents per share in the second quarter of 2003. Net income from continuing operations was $32.9 million for the quarter, compared with $37.1 million in the second quarter of 2003. For the first six months of the year, earnings from continuing operations increased from $75.1 million to $86 million.

"In spite of an impairment loss in our emerging technology investment portfolio and charges related to our business separation plans, earnings from continuing operations are up 15 percent year-to-date over last year," said Don Shippar, ALLETE President and CEO. "Energy Services reported another strong quarter, and demand for Florida real estate remains high."

Second quarter earnings at **Energy Services** climbed 37 percent from a year ago, aided by higher energy demand from industrial customers.

Within **Investments and Corporate Charges,** ALLETE Properties performance remained strong, earning $2.2 million compared to an exceptional $5.2 million in the second quarter of 2003. For the six months ended June 30, 2004, net income from ALLETE Properties was $13.2 million compared with $9.4 million for the first six months of 2003. The second quarter of 2004 also reflected the $4.7 million after-tax impairment on the emerging technology investment portfolio and lower interest expense due to decreased debt balances.

ALLETE expects 2004 net income for those businesses that will comprise post-spin-off ALLETE to increase by 15 percent over their 2003 results, excluding separation-related costs.

Net income from continuing operations at **Automotive Services** was $32.3 million for the quarter compared with $34.1 million during the same period last year and includes incremental expenses related to its separation from ALLETE. ADESA (NYSE: KAR) issued a press release today that provides details regarding its second quarter results.

ALLETE's board of directors is expected to meet in late August to finalize details of the proposed spin-off of ADESA, Inc. Dave Gartzke, ADESA Chairman, President and CEO, said the spin-off is on track to be completed by the end of September.

"Relevant details will be disclosed by press release, communications with our shareholders and public filings with the Securities and Exchange Commission after ALLETE's August board meeting," Gartzke said. Gartzke will resign his position as ALLETE board chairman immediately after the ADESA spin-off and is expected to be succeeded by Bruce Stender, 62, a member of the ALLETE board since 1995.

ALLETE's corporate headquarters are located in Duluth, Minnesota. ALLETE provides energy services in the upper Midwest and has significant real estate holdings in Florida. ALLETE is the majority owner of ADESA, Inc., a leading vehicle remarketing company. More information about the company is available on ALLETE's Web site at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

###

ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended June 30, 2004 and 2003
Millions Except Per Share Amounts

	Quarter Ended		Six Months Ended	
	2004	2003	2004	2003
Operating Revenue				
Energy Services	$183.9	$158.5	$366.2	$337.6
Automotive Services	232.1	240.7	479.8	473.6
Investments	(0.7)	10.7	27.8	21.6
Total Operating Revenue	415.3	409.9	873.8	832.8
Operating Expenses				
Fuel and Purchased Power	77.2	64.9	146.1	132.3
Operations	267.6	266.9	556.9	543.1
Interest	13.8	16.0	26.9	32.9
Total Operating Expenses	358.6	347.8	729.9	708.3
Operating Income from Continuing Operations	56.7	62.1	143.9	124.5
Income Tax Expense	23.8	25.0	57.9	49.4
Income from Continuing Operations	32.9	37.1	86.0	75.1
Income from Discontinued Operations – Net of Tax	1.8	7.3	1.2	13.6
Net Income	$ 34.7	$ 44.4	$ 87.2	$ 88.7
Average Shares of Common Stock				
Basic	85.1	82.6	84.7	82.4
Diluted	85.6	82.9	85.2	82.6
Basic Earnings Per Share of Common Stock				
Continuing Operations	$0.39	$0.45	$1.02	$0.91
Discontinued Operations	0.02	0.09	0.01	0.17
	$0.41	$0.54	$1.03	$1.08
Diluted Earnings Per Share of Common Stock				
Continuing Operations	$0.38	$0.45	$1.01	$0.91
Discontinued Operations	0.02	0.08	0.01	0.16
	$0.40	$0.53	$1.02	$1.07
Dividends Per Share of Common Stock	$0.2825	$0.2825	$0.565	$0.565

ALLETE, Inc.
Consolidated Balance Sheet
Millions

	Jun. 30, 2004	Dec. 31, 2003		Jun. 30, 2004	Dec. 31, 2003
Assets			**Liabilities and Shareholders' Equity**		
Current Assets	$1,375.9	$ 695.4	Notes Payable	–	$ 53.0
Property, Plant and Equipment	1,484.7	1,499.0	Long-Term Debt Due Within One Year	$ 320.1	37.5
Investments	184.6	204.6	Other Current Liabilities	553.3	435.7
Goodwill	509.5	511.0	Long-Term Debt	790.9	747.7
Discontinued Operations	8.2	87.9	Other Liabilities	414.0	322.2
Other	118.7	103.4	Discontinued Operations	2.7	45.0
			Shareholders' Equity	1,600.6	1,460.2
Total Assets	$3,681.6	$3,101.3	**Total Liabilities and Shareholders' Equity**	$3,681.6	$3,101.3

ALLETE, Inc.	Quarter Ended June 30,		Six Months Ended June 30,	
	2004	**2003**	**2004**	**2003**
Net Income				
Millions				
Energy Services	$ 9.3	$ 6.8	$23.6	$19.0
Automotive Services	32.3	34.1	65.6	60.8
Investments and Corporate Charges	(8.7)	(3.8)	(3.2)	(4.7)
Income from Continuing Operations	32.9	37.1	86.0	75.1
Income from Discontinued Operations	1.8	7.3	1.2	13.6
Net Income	$34.7	$44.4	$87.2	$88.7
Diluted Earnings Per Share				
Continuing Operations	$0.38	$0.45	$1.01	$0.91
Discontinued Operations	0.02	0.08	0.01	0.16
	$0.40	$0.53	$1.02	$1.07
Statistical Data				
Corporate				
Common Stock				
High	$36.71	$26.70	$36.71	$26.70
Low	$31.62	$20.50	$30.00	$18.75
Close	$33.30	$26.55	$33.30	$26.55
Book Value	$18.06	$15.39	$18.06	$15.39
Energy Services				
Millions of Kilowatthours Sold				
Regulated Utility				
Retail and Municipals				
Residential	228.8	223.9	539.1	536.8
Commercial	294.3	289.6	626.2	616.0
Industrial	1,770.0	1,655.1	3,536.8	3,373.6
Municipals	189.0	204.5	402.8	405.1
Other	17.8	18.3	38.0	38.8
	2,499.9	2,391.4	5,142.9	4,970.3
Other Power Suppliers	168.4	300.8	385.6	508.1
	2,668.3	2,692.2	5,528.5	5,478.4
Nonregulated	414.6	281.1	848.6	700.2
	3,082.9	2,973.3	6,377.1	6,178.6
Automotive Services				
Vehicles Sold				
Used	445,000	471,000	926,000	933,000
Salvage	50,000	49,000	108,000	98,000
	495,000	520,000	1,034,000	1,031,000
Conversion Rate - Used Vehicles	61.7%	61.1%	65.0%	61.8%
Loan Transactions	273,000	241,000	536,000	474,000